02045813

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

NETEASE.COM, INC.

15/F, North Tower, Beijing Kerry Centre
No. 1 Guang Hua Road, Chao Yang District
Beijing, People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-____N.A.____

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By: ______________________________
Name: Mr. Ted Sun
Title: Acting Chief Executive Officer

Date: July 12, 2002

網易 NETEASE
www·163·com

Exhibit 99.1

Press Release

Contact for Media and Investors:
Ms. Xiang Nong Liang
NetEase.com, Inc.
xliang@corp.netease.com
8610-6561-8811, ext. 338

NetEase.com, Inc. Announces Appointment of Director

(Beijing, July 11, 2002) – NetEase.com, Inc. (Nasdaq: NTES), a leading Internet technology provider in China, today announced that Michael Leung has been appointed to join the company's board of directors effective immediately, and that he has also been appointed to NetEase.com's audit committee. In addition, Ronald Lee has resigned from the audit committee. Mr. Lee shall continue to serve as a director of the company.

Michael Leung, aged 48, has over 23 years of experience in financial services in Asia with a strong focus in the Greater China region. He was a director at Emerging Markets Partnership (Hong Kong) Limited, which is the principal adviser to the AIG Asian Infrastructure Fund L.P., from 1999 to 2001. Prior to that, he held senior positions in the corporate finance departments of Warburg Dillion Read Asia Limited, SocGen-Crosby Limited and Peregrine Capital Limited. Mr. Leung received a Bachelor's Degree in Social Sciences from the University of Hong Kong in 1977 with a major in accounting, management and statistics.

Commenting on this addition to the board of directors, Ted Sun, NetEase.com's acting Chief Executive Officer and director, stated, "We are very pleased to welcome Michael Leung to the board and to the audit committee. We believe that Michael's experience will be a tremendous asset to the company."

On July 8, 2002, NetEase.com received a Nasdaq Staff Determination indicating that it is not in compliance with Nasdaq Marketplace Rule 4350(d)(2), which obligates NetEase.com to maintain an audit committee of its board of directors which is composed of three independent directors, and that its American Depositary Shares are, therefore, subject to possible delisting from the Nasdaq National Market. NetEase.com believes that upon implementation of the changes in the composition of its audit committee set forth above it will again be in compliance with The Nasdaq Stock Market rule regarding audit committee composition requirements. However, there can be no assurance that the Nasdaq Listing Qualifications Panel will concur with the company's position on this matter.

About NetEase.com

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. The NetEase Web sites, operated by a company affiliate, organize and provide access to 18 content channels through distribution arrangements with more than one hundred international and domestic content providers. In addition, the NetEase Web sites contain more than 200,000 active personal home pages. These pages, created and maintained by users, enable users to share information, communicate about interests and areas of expertise, and publish personal content accessible by other Chinese Internet users. The sites also offer online interactive community services through 1,800 community forums. At the end of June 2002, the number of simultaneous chat room participants reached 55,476 during peak hours, and the number of registered users of the NetEase Web sites reached 65.2 million. The average number of daily pageviews was over 330 million in June 2002.

NetEase also offers online multi-player games, wireless services and premium e-mail, as well as auction and online mall technology services that provide opportunities for e-commerce and traditional businesses to establish an online e-commerce presence on the NetEase Web sites.

* * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the possibility that Nasdaq may not, after reviewing the changed composition of the company's audit committee, determine that NetEase.com is in compliance with the audit committee composition rule; the risk that in the event Nasdaq does not determine that NetEase.com is in compliance with the audit committee composition rule, the company may not be able to address the issue and bring itself back in compliance in a timely manner; the risk that one or more of the existing members of the audit committee who qualify as independent may resign from that committee and/or the board of directors in which case NetEase.com would have to locate additional independent directors; the ability of NetEase.com to successfully appeal any decision by Nasdaq to delist NetEase.com's American Depositary Shares due to non-compliance with the audit committee composition rule or other Nasdaq rule; the availability of alternative trading markets for NetEase.com's American Depositary Shares or ordinary shares, including the over-the-counter bulletin board; the risk that NetEase.com may not be able to recruit and retain qualified directors and officers even if the company's business is successful; uncertainty as to NetEase.com's future profitability; NetEase.com's ability to develop and implement operational and financial systems to manage rapidly expanding operations; competition in NetEase.com's existing and potential markets; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet; and other risks outlined in NetEase.com's filings with the

Securities and Exchange Commission, including its annual report on Form 20-F, as amended. NetEase.com does not undertake any obligation to update this forward-looking information, except as required under applicable law.